SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number  0-22594
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                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [x] Form 10-Q
             [ ] Form N-SAR

                        For Period Ended: September 29, 2001
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Read  attached  instruction  sheet before  preparing  form Please print or type.
Nothing in this form shall be construed to imply the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   Alliance Semiconductor Corporation
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Former name if applicable   Not Applicable
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Address of principal executive office (Street and number)  2575 Augustine Drive
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City, state and zip code   Santa Clara, California  95045
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                                    PART II
                            Rule 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   [x]       (a)   The reasons described in reasonable detail in Part III
                   of this form could not be eliminated without unreasonable effort or expense;

   [x]       (b)   The subject annual report, semi-annual report,
                   transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]       (c)   The accountant's statement or other exhibit
                   required by Rule 12-b-25(c) has been attached if applicable
                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant was unable to complete its Quarterly Report on Form 10-Q, with all necessary reviews thereof, by the filing deadline on November 13, 2001, due to the unexpected death of the mother of Company's controller. This inability to file the Quarterly Report on a timely basis could not be eliminated by the Registrant, given its present circumstances, without unreasonable effort or expense. The Registrant is, however, filing its Quarterly Report within five days hereafter.

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

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Bradley Perkins                          (408)        855-4917
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         (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [x] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes from the corresponding period for last fiscal year are indicative of material changes in the semiconductor industry and economy in general. Since the report on Form 10-Q is being filed within five days, making reasonable estimates is unnecessary.

                       Alliance Semiconductor Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  11/14/01     By:   /s/ N. Damodar Reddy
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                          N. Damodar Reddy, resident and Chief Executive Officer

Instruction, The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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